16009121

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 65604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glendale Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15233 Ventura Boulevard, Suite 712
(No. and Street)

Sherman Oaks (City) CA (State) 91403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Eric Flesche 818 907-1505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Eric Flesche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glendale Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LETICIA CASTILLO MEZA
Commission # 1991428
Notary Public - California
Los Angeles County
My Comm. Expires Sep 17, 2016

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 – Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Glendale Securities, Inc.
Sherman Oaks, Ca 91403

I have audited the accompanying statement of financial condition of Glendale Securities, Inc. (the "Company"), a California corporation, as of December 31, 2015 and the related statements of income (loss), changes in stockholders' equity, and cash flows condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rockiin, CA
March 14, 2016

Glendale Securities, Inc.
Statement of Financial Condition
December 31, 2015

Assets		
Cash		$ 365,452
Due From Affiliate		450
Trading Losses Receivable		147,566
Tentative Tax Refund		71,411
Clearing Broker Deposit		25,000
Rental Deposit		6,877
Inventory Position		590,782
Prepaid Expenses		14,634
Other Receivable, Related Company		100,000
Trading Deposits		915
Total Assets		$ 1,323,087

Liabilities and Stockholders' Equity

Liabilities		
Accrued Expenses		$ 29,378
Accounts Payable		530
Commissions Payable		41,892
Total Liabilities		$ 71,800
Stockholders' Equity		
Common Stock ($0 par value, 100,000 shares authorized, 16,667 shares issued and outstanding)		
Pain-in Capital	$ 110,005	
Retained Earnings	1,141,282	$ 1,251,287
Total Liabilities and Stockholders' Equity		$ 1,323,087

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2015

Revenues	
Commissions Income	$ 1,406,141
Certificate Deposit Income	187,172
Interest Income	133,839
Mutual Fund Income	962
Services	725,448
Trading	65,810
Trading Income (Loss) - Realized	(79)
Trading Income (Loss) - Unrealized	(28,122)
Total Revenues	$ 2,491,171
Direct Costs	
Access Charges	$ 318,616
Broker Expenses and Payout	473,460
Computer Fees	4,702
DTC Charge	342,250
Certificate Deposit Charges	89,389
Ticket Charges	380,114
Total Direct Costs	$ 1,608,531
Gross Profits	$ 882,640
Expenses	
Bank Service Charges	$ 3,535
Insurance	52,897
Interest Expense	412
Management Fees	58,199
Office Suplies	42,379
Software	408
Parking	20,412
Payroll and Related Expenses	545,494
Postage	15,255
Professional Expenses	97,005
Regulatory Fees	68,597
Regulatory Consulting	14,260
Rent	84,414
Utilities	3,011
Telephone	19,967
Taxes – City of Los Angeles	12,491
Travel and Entertainment	31,039
Miscellaneous	12,237
Prior Year Adjustment	(71,967)
Total Expenses	$ 1,010,045
Income (Loss) Before Tax Provision	(127,405)
Income Tax Provision – Tentative Refund	71,411
Net Income (Loss)	$ (55,994)

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Common Stock Shares	Common Stock	Contributed Capital	Retained Earnings	Total
December 31, 2014	16,667	-	$ 110,005	$ 1,197,276	$ 1,307,281
Net Income (Loss)				(55,994)	(55,994)
December 31, 2015	16,667	-	$ 110,005	$ 1,141,282	$ 1,251,287

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities:

Net Income (Loss)	$ (55,994)
Changes in operating assets and liabilities:	
Other Receivable	(92,001)
Tentative Tax Refund	(71,411)
Clearing Deposit	246,951
Inventory Position: Long	130,075
Accounts Payable	(39,457)
Accrued Expenses	3,775
Accrued Taxes	(800)
Commissions Payable	41,892
Prepaid Expenses	(11,757)
Trading Payable	(3,332)
Net cash used by operating activities	$ 147,941
Cash Flows from Investing Activities	
Investment in Inventory	$ 518
Net Cash Provided by Investing Activities	$ 518
Cash Flows for Financing Activities	-
Net increase in cash	$ 148,459
Cash at the beginning of year	216,993
Cash at end of year	$ 365,452
Supplemental Information	
Interest Paid	$ -
Income Taxes Paid	$ 800
Income Tax Refund	$ 71,967

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

Glendale Securities, Inc. (the "Company") was incorporated in the State of California on August 19, 2002. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company has two locations: one in Sherman Oaks, California and one in New York, New York.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker- dealer, which comprises several classes of services, including:

- Broker or dealer making inter-dealer markets in corporate equity securities over-the-counter
- Broker or dealer retailing corporate debt securities
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member
- Trading securities for own account

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Inventory – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlements date basis with related commission income and expenses reported on a trade date basis.

Securities inventory positions are marked to market at the end of each reporting period.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Note 2 – Significant Accounting Policies (continued)

Commissions - Customers' securities transactions and related commission income and expenses are recorded on a settlement-date basis.

Income Taxes – The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Note 3 - Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

	Level 1	Level 2	Level 3	Total
Assets				
Cash	$ 365,452			$ 365,452
Clearing Deposits	25,000			25,000
Securities Owned:				
Penny Stocks		590,782		590,782
Total	**$ 390,452**	**$ 590,782**	**-**	**$ 981,234**

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2015, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 0.	$ 21,950

The Company clears certain of its proprietary and customer transactions through Electronic Transaction Clearing Inc. on a fully disclosed basis.

Note 5 – Trading Deposits

The Company deposited $915 with Electronic Transaction Clearing, Inc. which is used for Market Making Inventory transactions.

Note 6 – Other Receivable, Related Company

Other Receivable, Related Company is a non-interest bearing receivable from BDFINCO, LLC. BDFINCO, LLC is owned by certain officers of the Company. BDFINCO, LLC's principal activity is the lending of funds to the Company's clearing firm's holding company, ETC Global Holding, Inc.

Note 7 – Related Party

Certain officers of the Company are also officers of another Company, Mundial Financial Group, LLC, and are deemed to be under common control. The Company shares its office space with the affiliated company which pays a portion of expenses pursuant to an Expense Sharing Agreement.

The Company received $4,764 in rent and $636 in utilities from the affiliate. The Company had a receivable of $450 from the affiliate at December 31, 2015.

Certain officers of the Company are also officers of another Company, BDFINCO, LLC and are deemed to be under common control.

The Company had a receivable of $100,000 from the affiliate at December 31, 2015.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 8 - Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The Company deposits its cash in high quality financial institutions, and management believes the Company is not exposed to significant credit risk on those amounts.

Note 9 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $676,052 which was $424,052 in excess of its required net capital of $252,000. The Company's net capital ratio was 0.10 to 1.

Glendale Securities, Inc.
Notes to Financial Statements
December 31, 2015

Note 11 - Income Taxes

The Company files its tax returns on an accrual basis. The current income tax expense included in the statements of operations as determined in accordance with FASB ASC 740 is as follows:

	Current
Federal	$ (71,411)
State	0
Total income tax refund	$ (71,411)

Note 11 – Clearing Broker Deposit

The Company has an agreement with Electronic Transaction Clearing Inc which requires a minimum deposit of $25,000. The clearing broker deposit at December 31, 2015 was $25,000.

Note 12 – Pension Plan

During 2010, the Company adopted a 401 (k) plan covering eligible employees of the Company. All employees are eligible to contribute immediately upon employment. The Company did not make any contributions to the plan for the year ended December 31, 2015.

Note 13 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 14 – Operating Lease

On May 7, 2015 the Company entered into a five year lease for office space under a non-cancellable operating lease, commencing September 1, 2015 and expiring August 31, 2020.

At December 31, 2015 future minimum lease payments under this agreement were as follows:

2016	$ 91,536
2017	94,739
2018	98,055
2019	101,487
2020	69,219
	$ 455,036

Rent expense for the year ended December 31, 2015 was $84,414.

Note 15 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through March 14, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Glendale Securities, Inc.
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2015

Computation of Net Capital

Total ownership equity from statement of financial condition	$ 1,251,287
Non Allowable Assets:	
Due From Affiliate	(450)
Trading Losses Receivable	(147,566)
Tentative Tax Refund	(71,411)
Prepaid Expenses	(14,634)
Rental Deposit	(6,877)
Other Receivable, Related Company	(100,000)
Haircuts:	
Other Securities	(33,199)
Undue concentration	(25,153)
Positions with Limited Market	(79,277)
Blockage	(96,651)
No Market	(1,051)
Net Capital	**$ 675,018**
Computation of Net Capital Requirements:	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$ 4,789
Minimum dollar net capital required	$ 252,000
Net Capital required (greater of above amounts)	$ 252,000
Excess Capital	$ 423,018
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 372,618
Computation of Aggregate Indebtedness:	
Total liabilities net of deferred income taxes payable and deferred income	$ 71,800
Aggregate indebtedness to net capital	0.10
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179.5 (d) (4):	
Net Capital per Company's computation:	$ 676,052
Variance	(1,034)
Net capital per audit	$ 675,018

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Schedule II – Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to Glendale Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Schedule III – Information Relating to Possession or
Control Requirements under Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to Glendale Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

The accompanying notes are an integral part of these financial statements.

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Acconnting Firm – Exemption Report

To the Board of Directors
Glendale Securities, Inc.

I have reviewed management's statements, included in the accompanying Glendale Securities, Inc. (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions"), and (2) the Company stated that they met the identified exemption provisions from January 1, 2015 to December 31, 2015 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
March 14, 2016

GLENDALE SECURITIES, INC.
15233 Venture Boulevard ▪ Suite 712 ▪ Sherman Oaks, CA 91403
ph: 866.803.7900 U.S. ▪ ph: 818.907.1505 INTL. ▪ fax: 818.907.1508
www.glendalesecurities.com ▪ Member FINRA - SIPC

December 31, 2015

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Glendale Securities, Inc. met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period January 1, 2015 to December 31, 2015.

Sincerely,

Eric Flesche, CFO

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors
Glendale Securities, Inc.
Sherman Oaks, CA 91403

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Glendale Securities, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting a small difference that resulted in a $27 overpayment of the 2015 SIPC;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Profit and Loss Statement and FOCUS Reports), noting a small difference that resulted in a $27 overpayment;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Profit and Loss Statement and FOCUS Reports) supporting the adjustments, noting a small difference that resulted in an overpayment of $27; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. (Not applicable)

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, California
March 14, 2016

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Job : 519
Date: 10/4/2016
Time: 4:39:28 PM